Exhibit 99.1

SANDSTORM GOLD ANNOUNCES RECORD GOLD PRODUCTION IN Q1 2017, RENEWS NCIB

Vancouver, British Columbia — April 3, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has sold approximately 15,500 attributable gold equivalent ounces1 during the first quarter of 2017, a record for the Company. The attributable gold equivalent ounces were generated from 20 streams and royalties.

In addition, the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice that it intends to proceed with a normal course issuer bid (“NCIB”) in accordance with TSX rules. Under the NCIB, Sandstorm may purchase up to 7,597,730 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 151,954,615 as of March 22, 2017.

Purchases under the NCIB may commence on April 5, 2017 and will terminate on the earlier of April 4, 2018, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB. All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading platforms and will be made at the market price of the common shares at the time of acquisition. The purchases will be funded by Sandstorm’s working capital and any common shares acquired by the Company under the NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the last six calendar months was 521,645 commons shares. Daily purchases will not exceed 130,411 common shares, subject to the Company’s ability to make block purchases under the rules of the TSX. The Company has purchased 619,999 common shares pursuant to a NCIB in the last twelve months at a weighted average price of C$4.938 per common share.

The NCIB provides Sandstorm with the option to purchase the Company’s common shares from time to time when Sandstorm’s management believes that the common shares are undervalued by the market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, no shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 155 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

Note 1

Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178